UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                         Commission File Number: 0-28581


  TRIAD INDUSTRIES, INC. formerly known as RB Capital & Equities, Inc. (Name of small business issuer in its charter)

                     NEVADA                   88-0422528
(States of other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)
16395 W. Bernardo Dr., Suite 232 San Diego, CA 92127       92127
(Address of principal executive offices)                (Zip Code)

Issuers telephone number (858) 618-1710

Securities registered under Section 12(b) of the Exchange Act:



            Title of each class       Name of each exchange on which registered
            To be so registered              each class is to be registered

                        N/A                        N/A


Securities registered under Section 12 (g) of the Exchange Act:

           Common stock, par value $.001 per share
                                (Title of class)


                                (Title of class)



     At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates was $880,000.00. At December 31, 1999, the aggregate market value of the voting stock held by non-affiliates was $ 2,878,636 (based on a price of $1.10 per share) as of February 24, 2000.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     Issuer had 5,256,716 shares of common stock outstanding as of December 31, 1998. The issuer had 5,593,822 shares of common stock outstanding as of March 31, 1999, June 30, 1999 and September 30, 1999. The issuer had 6,403,418 shares of common stock outstanding as of December 31, 1999.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or
(c) under the Securities Act of 1933: None

                             TRIAD INDUSTRIES, INC.

                                  FORM 10 SB/A

                                TABLE OF CONTENTS

                                     PART I


ITEM    1.  Description of Business   . . . . . . . . . . . . . . . . . .  4-8
..

ITEM    2.  Managements Discussion and Analysis or Plan of Operation . . . 8-16

ITEM    3.  Description of Property . . . . . . . . . . . . . . . . . . . 16-17


ITEM    4. Security Ownership of Certain Beneficial Owners and Management 17-18

ITEM    5. Directors, Executive Officers, Promoters and Control Persons   18-20

ITEM    6.   Executive Compensation  . . . . . . . . . . . . . . . . . . . 20-21


ITEM    7.   Certain Relationships and Related Transactions  . . . . . .  21-23

ITEM    8.   Description of Securities. . . . . . . . . . . . . . . . . . .  23


                                    PART II

ITEM    1.   Market Price of and Dividends on Registrants Common Equity and
              Other Shareholder Matters . . . . . . . . . . . . . . . .   23-24

ITEM    2.   Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . 24-25


ITEM    3.   Changes in and Disagreements with Accountants . . . . . . . . . 25

ITEM    4.   Recent Sales of Unregistered Securities  . . . . . . . . . . 25-27

ITEM    5.   Indemnification of Directors and Officers  . . . . . . . . . .  27

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .   28-101


                                    PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . . . . . . . S-1


ITEM     2.       Description of Exhibits . . . . . . . . . . . . . . . . . S-1


Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-2
.. . . .




                             TRIAD INDUSTRIES, INC.

                                  FORM 10 SB/A

                                     PART I

ITEM     1.       Description of Business

     Triad Industries, Inc. (the Company) was incorporated under the laws of the State of Utah on November 25, 1985. The Company was originally known as Investment Marketing, Inc. Investment Marketing, Inc. was originally incorporated for the purpose of buying, selling, and dealing in real property. At a Special Meeting of the Shareholders held June 6, 1990 the company name was changed to Combined Communication, Corp. On June 7, 1990 the company completed the merger and became a Nevada corporation. Combined Communication, Corp. was in the business of merchandising video tapes through automated dispensing machines. The company exited the video merchandising business by selling the merchandising assets to ARS International in August of 1994. Combined Communications then managed ARS International in their merchandising operations until October 1997. On October 17, 1997 at a Special Meeting of the Shareholders, the company met to amend the Articles of Incorporation to change the name of the company to RB Capital & Equities, Inc. On March 15, 1999 at a Special Meeting of the
Shareholders HRM (1) reversed its common stock on a one for ten (1:10) basis from 5,256,716 to 526,672 shares outstanding. Also at the Special Meeting of Shareholders, HRM ratified a plan of reorganization whereby Healthcare Resource Management would acquire 100% of the outstanding shares of common stock of RB Capital and its subsidiaries (Gam Properties and Miramar Road Associates) for 5,068,150 shares of HRM post split common stock and 700,000 shares of $1.00 preferred stock. (Gam Properties and Miramar Road became subsidiaries of RB Capital on February 26, 1999. RB Capital & Equities had a note payable to American Health Systems, Inc., for $1.4 million for these subsidiaries. This note was retired by issuance of 700,000 $1.00 preferred shares and 373,333 shares of pre split common stock to American Health Systems, Inc. for the above mentioned note.) RB Capital and Equities was a non-trading publicly owned company. The company has approximately 400 shareholders. The only significant shareholder was American Health Systems, Inc. who owned 373,333 (23.5%) of common shares before the merger and 1,120,000 (17.5%) of common shares after the merger. The acquisition was accounted for as a recapitalization of RB Capital because the shareholders of RB Capital controlled HRM after the acquisition. Therefore, RB Capital is treated as the acquiring entity for accounting purposes and HRM is the surviving entity for legal purposes. On March 15,1999 the shareholders also approved an amendment to the Articles of Incorporation changing the corporate name to Triad Industries, Inc. Triad Industries, Inc. is a holding company with no operations of its own. In September of 1999 RB Capital acquired the outstanding 1% of Miramar Road Associates, LLC. it did not own. As of December 31, 1999 there were 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

         The Company owns five subsidiaries:

     1- RB Capital and Equities, Inc., a Nevada corporation, is a financial service corporation that operates a merger and acquisition consulting business. The company does corporate filings and capital reorganization business for small emerging private and public client corporations. 100% owned. 2- Miramar Road Associates, LLC. a California Limited Liability Company, owns and operates a 51,000 square foot commercial building located at 6920 Miramar Rd., Suite 102 San Diego, CA 92121. 100% owned. 3- Gam Properties, Inc., a California corporation, owns and rents apartments: Seven units located at 4592 Bancroft, San Diego, CA 92117. Four units located at 2016-18 and 2015-17 Hornblend and Balboa, San Diego, CA 92109.* Three units located at 3635 3rd Ave, San Diego, CA 92103. 4- HRM, Inc., a newly formed Nevada corporation, was capitalized with the Healthcare Resource Management assets after the Triad transaction. The company is presently inactive in the healthcare industry. 100% owned. 5- Triad Reality, a newly formed California corporation, is not yet operating as a consolidating real estate company. 100% owned.

     *This is one apartment building. The building has four units built back to back; therefore, there are two units on each street.

     The Company is not required to deliver an annual report to security holders. The Company will send an annual report with audited financial statements to a security holder if requested. The Company is not currently a reporting entity. At the time the Company becomes a reporting entity, the Company will be required to file 10Ks, 10Qs, 8Ks, and various other reports.
At this time, the public may read and copy any materials the Company files with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company has filed its 10SBA report electronically with the SEC. The SEC maintains a website where these reports may be found. The address of the website is as follows http://www.sec.gov.

Services

         RB Capital & Equities, Inc.        100% owned
     The services that are provided by the Company are for client companies. The Company prepares forms such as S-1, S-4, and S-18 Registration Statements, 15c2-11, Private Placement Regulation D 504, 505, 506, and other reports such as 12q, 10SB, 10K, 10KSB, 12G, 8K, Standard and Poors filings, Blue Sky listings, Annual Reports, NASDAQ filings, and National Quotation Bureau listing forms. In addition RB Capital and Equities, Inc., prepares Plans of Reorganizations re 368(a)(1)(a)(b) and (c) and change of domicile forms. The Company also prepares and files Articles of Incorporation, Officer and Director filings, federal and state annual reports, business plans, and accounting. The Company prepares shareholders communications, including assistance with shareholder letters, corporate profile newsletter and press releases. The main function is consulting in business merger and acquisitions.

         Miramar Road Associates,LLC.       100% owned as of September 20, 1999
     Miramar Road Associates, LLC., owns, and operates a 51,000 square foot commercial center located at 6920 Miramar Rd., San Diego, CA 92121. The building is over 100% occupied. This includes leasing the roof space for local cellular communications companies. There are 47 tenants who occupy the building. There are 5 material leases that occupy 23,811 square feet or 46% of the building and contribute 47% of the rental income per month. Rental revenues for the last ten months of the fiscal year for the commercial center were $417,068. The five material leases are as follows:
                                 Square Footage Annual Rent  Expiration Date

Del Mar Image                               3,219   $28,211   1/30/03
Robins Research                             8,095    82,556   8/30/01 *
Training Directors                          7,327    74,724   7/31/02
American Dream Invitations 1,946            21,012             7/14/02
QukiLube                                    3,224    61,116   8/30/05

* 6,247 square feet of this lease expires as of 10/31/00.

     Gam Properties, Inc. 100% owned. Owns and rents on a month to month basis four apartment properties consisting of 15 units, all located in San Diego, Ca.

                  4592 Bancroft
                  2016-18 Balboa*
                  2015-17 Hornblend*
                  3635 3rd Ave.
                  2135-39 Grand Ave.

     *This is one apartment building. The building has four units built back to back; therefore, there are two units on each street.

     Gam Properties, Inc., is currently experiencing a 100% occupancy rates. There are 15 tenants who occupy the properties. Gam does not have any material leases. Rental revenues, for the last ten months of fiscal year 1999, for the properties were $ 112,205.

         HRM, Inc.
     The Company is currently analyzing the healthcare industry. The Company is looking to find a new cutting edge healthcare industry to enter, or to acquire existing healthcare management facilities. As of yet, the Company has not decided on a specific trade or acquisition in the healthcare industry.

         Triad Realty, Inc.
     The Company is not yet operating as a consolidated real estate company. The Company will make Gam Properties, Inc., and Miramar Road Associates, LLC., subsidiary operations to consolidate the Companys real estate holdings. Also, all new real estate holdings will be acquired as a subsidiary of Triad Realty.

Marketing

     RB Capital and Equities, Inc., has no formal marketing program. All clients are referred by accountants, lawyers, broker/dealers and from existing clients. The Company does not share fees.

     Miramar  Road  Associates,   LLC.  and  Gam  Properties,  Inc.  rent  their
properties via classified advertising or Realtor referrals. The rental income will increase on the existing properties based on demand.




Competition

     Triad Industries, Inc., has no competition. This is due to the fact that Triad Industries, Inc., is a holding company.

     RB Capital & Equities, Inc., has large-scale competition in the financial services industry. Some of the same functions of the Company are provided by accounting firms, legal firms, brokerage firms, and individual consultants. However, the management of the Company feels that they have a competitive advantage over these companies, which is due to the fact that the Company offers all the services their competition does (expect legal and auditing) under one roof. Most of the competition is fragmented and only provides one aspect of these services.

     Miramar Road Associates. LLC., is not experiencing heavy competition due to the low commercial vacancy rate in San Diego. The building is actually over 100% occupied. The building is over occupied because tenants are renting roof space for communication devices.

     Gam Properties, Inc., is not experiencing heavy competition in the residential realty rental business due to low rental vacancys.

     Healthcare Resource Management, Inc., and Triad Realty Corporation., face no competition. This can be attributed to the companies being inactive.

Employees

     Presently the Company has eight full time employees and one part time employee. Management will hire additional employees only on an as needed basis and as funds are available. In such cases compensation to management and employees will be considered in light of prevailing wages for services to be rendered. RB Capital and Equities, Inc., has five full time employees, Miramar Road Associates, LLC., has two full time employees, Gam Properties, Inc., has one full time employee, and Healthcare Resource Management, Inc., has one part time employee. Triad Realty Corporation will be a real estate consolidation company so the company will not have employees, except those working in the consolidated subsidiaries when the company becomes active. The employees all work for the subsidiaries. Only four employees from RB Capital and Equities, Inc., do work for Triad Industries, Inc. These four employees spend approximately 30% of their time working for Triad.

Facilities

     The Company has a resident agent for services in Nevada located at 1905 South Eastern Avenue, Las Vegas, NV 84144. The corporate headquarters and RB Capital and Equities, Inc., lease a 2500 square foot office space at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127. Miramar Road Associates and Gam Properties, Inc., occupy 470 square feet at the Company owned building at 6920 Miramar Road, Suite 102, San Diego, CA 92121 as a management and rental office.

Legal

     The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., was a named party in a lawsuit regarding the sale of a property by others and in managements opinion the lawsuit does not directly effect Gam Properties, Inc. The lawsuit is being defended by the former owners of Gam Properties. This case was dismissed on March 20, 2000. The proceeding was pending in the Superior Court of California, County of San Diego, Central Court. The proceedings began October 15, 1999. The principal parties in the case are Manuel and Mary Zambrana (the plaintiffs) and Amresco Management, John Franco, Michael H. de Domenico, Greenland Corporation, and Gam Properties, Inc. Gam Properties, Inc., was named in a court proceeding together with other parties on April 2, 1999 in the Judicial District of San Diego, California. The principal parties to the litigation were as follows:

         Plaintiffs:
         Manuel Zambrana and Mary Zambrana

         Defendants:
Amresco Management,  Inc., ATF for RTC Mortgage Trust 1994 N2 and State Street
     Bank and Trust Company, Chicago Title Company, John Franco, Global Funding Corporation, Global Home Lending, Inc., Michael H. DeDomenico, Kathleen DeDemenico, Gam Properties, Inc., and Greenland Corporation.

The plaintiffs purchased property from Gam Properties, Inc., at 4027 31 Hamilton Street, San Diego, CA., for a purchase price of $260,799.52. This purchase took place prior to Gam Properties, Inc., being acquired by the issuer. The plaintiffs alleged that some of the defendants named, other than Gam Properties, Inc., induced the plaintiffs to purchase securities in a public company other than the issuer as well as accepting large amounts of cash from the plaintiffs. The relief sought by the plaintiffs was approximately $210,000.00.

     Subsequent to lengthy interrogations by some of the defendants, which included Gam Properties, Inc., the case was dismissed with prejudice for lack of merit on March 20, 2000.

Licenses

     Healthcare Resource Management, Inc., is currently inactive in the healthcare industry, therefore; no licensing is currently necessary. Miramar Road Associates, LLC., and Gam Properties, Inc., have California Department of real estate broker and sales licenses numbers 00373421 and 00869929 respectively.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Triad Industries, Inc. (formerly RB Capital and Equities) became incorporated in Nevada in October 1997. The company began operations as a financial services company. Triad Industries, Inc. was in the business of financial consulting. On February 26, 1999 the Company acquired Gam Properties Inc. and Miramar Road Associates (99%). Both of these Companies derive their revenue from property rental income. Triad Industries, Inc. revenues were derived solely from consulting income in 1998 and in 1999 from consulting and rental revenue. The Company had revenues of $650,883 in 1998 and $964,324 in 1999. Diversification is the key to understanding the business model of Triad Industries. Management has determined that entering what they believe to be less volatile sectors should reduce negative risk to the Companies cash flow in economic downturns. Management has currently determined the sectors suited for this mix include single family housing, commercial real estate, and financial services. Management is currently exploring areas for additional expansion is low risk sectors. To date management has not compiled any material data for this expansion or new sectors to enter.

  The Company had revenues of $650,883 for the
year ended December 31, 1998 compared to $964,324 for the year ended December 31, 1999. This increase can be attributed to $529,273 of rental income from the Miramar Road Associates and Gam Properties subsidiaries, which the Company acquired in 1999. Also, there was a decrease of $215,831 in consulting revenues from the financial services subsidiary. The decrease in consulting revenues in the financial services sector can be attributed to the management of RB Capital ceasing to do business with clients who were not paying for services rendered in a timely manner. Cost of revenues increased from $118,282 in 1998 to $179,886. The increase can be attributed to the costs associated with the management of Miramar Road Associates building and Gam Properties units. Depreciation and amortization rose sharply from $1,657 for the year ended December 31, 1998 to $208,473. The acquisition of Miramar Road Associates commercial building and the Gam Properties single family dwellings were the cause of this sharp increase. Bad debt expense decreased from $31,827 for the year ended December 31, 1998 compared to $5,637 for the year ended December 31, 1999. Management has attributed this to not extending credit for clients of the financial services subsidiary who are not paying in a timely manner. Accounting costs have increased from $4,761 for the year ended December 31, 1998 to $15,054 for the year ended December 31, 1999. This can be attributed to the acquisitions and the increasing operations of the Company. Finder fees increased significantly to $272,758. This can largely to attributed to the reverse merger business combination between HRM and RB Capital, and the acquisition of Miramar Road and Gam. There is a $104,634 charge to discount a trust deed note that is expensed in 1999. This item represents the company liquidating a trust deed note the Company owned for cash at a discount to the face value. Insurance increased by $18,000 from 1998 to 1999. The majority of this increase can be attributed to the commercial buildings liability insurance. Stock transfer fees rose considerably from $303 in 1998 to $12,869 in 1999. This was predominately caused by the reverse capitalization and the Company now being publicly traded. All the certificates of the previous company were required to be cancelled and reissued. Travel has increased from $1,312 in 1998 to $17,426. A large portion of this can be attributed to the fact that RB Capital has found it to be easier to perform due diligence at their clients office. Utilities were also up by $52,609, this again can be attributed to the company purchasing a commercial building. Salaries and wages were up about $90,000 due to some of the new employees in the Gam and Miramar acquisitions.

RB Capital and Equities, Inc. had a net operating loss of $111,102. There was a decrease of $215,831 in consulting revenues from the financial services subsidiary. The decrease in consulting revenues in the financial services sector can be attributed to the management of RB Capital ceasing to do business with clients who were not paying for services rendered in a timely manner. However, in comparison operating costs remained constant. This was the main contributing factor to the operating loss.

Miramar  Road &
Associates had a net operating gain of $229,862. However, when you include other expenses such as depreciation / amortization and interest expense this subsidiary had a net loss of $236,186. Due to this subsidiary being purchased in early 1999 no comparative information is presented.

 Gam Properties  Inc. had a
net operating loss of $207,829. However, when you include other expenses such as depreciation / amortization, interest expense and gain / loss from sale of assets this subsidiary had a net loss of $692,335. Due to this subsidiary being purchased in early 1999 no comparative information is presented.

Healthcare
Resource Management was inactive for all intents and purposes for 1999. The Company had minor corporate expenses and had a net operating loss of $5,917 from this activity. Triad Industries, Inc. the parent holding company had significant corporate activity due to the acquisitions and reverse merger.

The operating
loss from Triad Industries Inc was $173,940. The impact of Triad Industries acquisition of Healthcare Management Resources, Miramar Road, and Gam are very significant. These acquisitions have given the management of Triad several sources of cash flow, diversified assets, and opportunities in a growing real estate market. Management feels these acquisitions give the company a strong foothold to build a positive cash flow company with a firm base.

There are no
seasonal impacts,  which have a material affect on Triad  Industries.

The other
income (expense) for 1998 which nets out to $(408,872) is attributed to $(303,006) in loss on valuation of marketable securities, $1,765 in interest income, and $(107,631) in realized loss on sale of marketable securities. The total other income (expense) for 1999 which nets out to $(521,317) consists of the following. The Company has interest income of $6,723 and other income of $27,806. The $27,806 of other income had to do with the fees charged at the Miramar building and the Gam properties dwellings that were not rental income. The Company had a $64,151 recognized gain on the sale of marketable securities and an unrecognized loss on the marketable security valuation of $(371,346). The Company has a mortgage refinance gain of $441,000 and a $250,000 loss on a disposition of securities available for sale. The Company has a net loss of $(38,359) in disposing of some real estate assets. The Company had about $2,050 in vending fee income and utility charges from the residential real estate. The Company also had mortgage interest expense of $(403,168) from the Gam Properties and Miramar Road Associates commercial building.

RB Capital and Equities was a
non-trading publicly owned company. The company has approximately 400 shareholders. The only significant shareholder was American Health Systems, Inc. who owned 373,333 (23.5%) of common shares before the merger and 1,120,000 (17.5%) of common shares after the merger. Miramar Road Associates, LLC. was owned 99% by American Health Systems, Inc. Prior to RB Capital acquiring Miramar Road Associates, from American Health Systems, Inc. for a $700,000 note. This note was retired by issuing $700,000 shares of $1.00 par value preferred stock. The only significant shareholder was American Health Systems, Inc.

The Company
does not expect to purchase any significant equipment during the next twelve months.

Management does not intend to hire additional employees, the only hiring would be to replace a vacated position. In such cases, compensation to management and employees will be consistent with prevailing wages for services rendered.

RB Capital and American Health Systems were not commonly  controlled.


In the event, outside funding is necessary; the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its
securities   and/or  public  offering.   T

he  Company  is  proceeding  with  the
procurement of long term financing on the Miramar property that would reduce mortgage payments presently on the property. The Company is also considering a possible filing of a Regulation D Rule 505 private placement offering in the next fiscal year in the amount of $2,500,000. There is of course, no guarantee that 100% of the offering will be sold within the 180-day term of the offering. The Regulation D Rule 505 private placement offering would be conducted by the parent holding company.

The company also has a $50,000 bank line of credit. The
$50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%. (ie. If prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. As of December 31, 1999 there was $25,121 outstanding on this line of credit.



                        FINANCIAL INFORMATION RELATING TO
                        INDUSTRY SEGEMENTS AND CLASSES OF
                              PRODUCTS OR SERVICES

                                       YEAR
                                        1997              1998             1999

Sales to unaffiliated customers:
* Miramar Road Associates, LLC.
Commercial Real Estate Rental Revenue     -                -             417,068
* Gam Properties, Inc.
Residential Real Estate Rental Revenue    -                -             112,205
RB Capital and Equities, Inc.
Financial Service Revenue              166,762         650,883           435,052
Triad Industries, Inc.
Parent (holding) Company                  -                -               -
HRM
Healthcare (inactive)                     -                -               -

Intersegment Sales
Miramar Road Associates, LLC.             -                -               -
Gam Properties, Inc.                      -                -               -
RB Capital and Equities, Inc.             -                -               -
Triad Industries, Inc.                    -                -               -
HRM                                       -                -               -

Operating Profit/Loss
Miramar Road Associates, LLC.                     -             -       23,230
Gam Properties, Inc.                              -             -     (243,179)
RB Capital and Equities, Inc.               (33,103)      311,994     (113,687)
Triad Industries, Inc.                            -             -     (114,477)
HRM                                               -             -       (5,917)


Identifiable Assets
Miramar Road Associates, LLC.                     -             -    3,775,801
Gam Properties, Inc.                              -             -    1,192,334
RB Capital and Equities, Inc.               909,058     1,062,633      676,399
Triad Industries, Inc.                            -             -      408,077
HRM                                               -             -        3,380


         *  Miramar and Gam were not acquired until February 26, 1999.

Net Operating Loss

     The Company had approximately $33,140 of retained earnings as of December 31, 1998. As of December 31, 1999 the Company has net operating loss carryforwards was $ (679,540) which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2019. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998. For the year ended December 31, 1999 a tax benefit has been reported in the financial statements for $ 367,300. It should be noted that a tax benefit carryforward provides benefits to the Company when there is net income. There are uncertainties surrounding the realization of the deferred tax asset. The biggest uncertainty would stem from the Company having the ability to operate on a profitable basis. In the opinion of management this is attainable. During 1999, the Company disposed of several real properties that were generating losses. Also, management restructured debt on the commercial center to reduce interest expense. Management feels these were major contributors to the losses incurred along with the merger / acquisition costs the Company experienced in 1999. Management anticipates that net income would have to increase by about $120,000 a year during the carryforward period to recognize this benefit.


Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information about an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entitys capital structure. SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements. The Financial Accounting Standards Board has also issued SFAS No. 130, Reporting Comprehensive Income and SFAS no. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 Financial Reporting for Segments of a Business Enterprise. SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position, however, were unaffected by the implementation of the standard.

Inflation

     In the opinion of management, current inflation rates will not have a material effect on the operations of the Company. Rental agreements include cost of living increases on an annual basis.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

Quarterly Trends

     The Company expects revenues to grow moderately through the next four quarters of 2000. The moderate growth of revenues will be largely attributed to increasing rental rates in San Diego. Therefore, Gam Properties, Inc., and Miramar Road Associates, LLC., should experience increasing rental revenues. Also OTC-BB companies must now be full reporting. This may increase the service and consulting revenues of RB Capital and Equities, Inc. This is due to the fact that RB Capital and Equities, Inc. is a financial services firm, involved in the assistance of financial reporting on a fee basis for other public companies as clients. These clients now must report quarterly, not yearly. Therefore, RB Capital and Equities will be providing increased services to their clients quarterly not just at year-end. Long term financing is also being sought for Miramar Road Associates, LLC. , which would reduce interest expense by approximately $5,000 a month. The existing financing is in place on the subject property contains unusually high interest rates, due to low occupancy when the financing was obtained. As of December 31, 1999 Miramar was over 100% leased, significantly increasing cash flows which will allow institutional financing bearing lower rates of interest. As of December 31, 1999 the company had a financing proposal from a lender and management could reasonably estimate $5,000 a month to be the expected monthly savings on interest expense monthly.



Liquidity and Capital Resources

     Since inception on October 17, 1997 through December 31, 1998 RB Capital & Equities, Inc., (the predecessor due to reverse merger) funded its historical business operations by equity transactions, revenues generated by historical services, and merger acquisition consulting income.

 As of December 31, 1998 RB
Capital & Equities, Inc., had current assets of $ 777,151, total assets of $ 1,062,633 with total current liabilities of $ 72,683, total liabilities of $ 72,683 and total stockholders equity of $ 989,950.

 Since March 15, 1999 through
December 31, 1999 the consolidated operations have been funded by equity transactions, business service income, rental income, real estate sales and mortgage financing. As of December 31, 1999 the Company has current assets of $ 1,868,667, and total assets of $ 6,055,993, with liabilities of $ 3,896,640, and net equity of $ 2,159,354. As of December 31, 1991 there were 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

The Companys
current capital was provided by existing revenues, the liquidity of marketable securities , sale of real property, and equity transactions. The Company sold two residential properties for a total of $1,365,500. In April, the Company sold the Chase Avenue property for $1,170,000 and in June the Company sold the 3rd Avenue condo for $$199,950. There was a net loss on the sale of these assets due to the Company having a combined basis in these two properties of $1,407,859. However, these sales provided $235,091 of working capital for the Company. Management believes that the Companys cash requirement can be met from existing cash flow for the next ninety days. The Companys short-term cash requirement is approximately $200,000. The existing sources of cash flow for the next 90 days is approximately $144,000 of rental revenue from Miramar Road Associates, LLC., $30,000 in rental revenue for Gam Properties, Inc., and $100,000 from consulting services and from the sale of marketable securities / securities available for sale of other companies that RB Capital has acquired as fee income or purchased. Beyond 90 days management believes the existing sources of cash flow from operations are adequate to meet the companies capital requirements. There have been no agreements to purchase additional properties. However, if additional revenues for existing properties are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding. Management anticipates that further capital of $500,000 will be necessary to expand its real estate holdings. The Company has not yet decided on how it will fund further purchases. The Company will most likely use a mixture of cash on hand, additional debt, and equity offerings. It should be noted that the Company is currently using cash for operating activities, and not providing cash from operating activities. For the year ended December 31, 1999 the Company used $35,055 in operating activities.

     There are different long-term financial needs for the subsidiaries of Triad Industries, Inc. The financial needs for each is as follows:

     RB Capital & Equities, Inc., is seeking approximately $500,000 whether through Triad Industries, Inc., possible 505 D offering or through private financing. There have been no definitive agreements, solicitation, purchase, or placement of the Regulation D Rule 504 offering. This would enable RB Capital & Equities, Inc., to either aggressively pursue merger and acquisitions for the parent company or invest in start-up companies that need venture capital.

     Miramar Road Associates, LLC., is seeking long term financing for the property located at 6920, 6910, 6914 San Diego, California 92212, (the property). The financing being sought is a long-term loan in the amount of $2,785,000 together with the cost of the new loan, approximately $132,000. The terms of the new financing being sought is as follows: An interest rate of 9 to 91/2% amortized over a 25 or 30 year period. A financing package has been submitted for approval with a lending institution as of December 31, 1999. A financing package has been submitted for approval with a lending institution as of December 31, 1999. As of December 31, 1999 the financing has not completed. The lending institution is completing the required paperwork and documentation necessary for final approval and funding. Closing is expected to occur in late July. The funding is debt financing. This new loan would reduce Miramar Road Associates, LLC., monthly interest payment by about $5,000.00 a month. Also a new long-term loan would eliminate expensive yearly loan fees. The new loan fees would be amortized over a longer period. Gam Properties, Inc., only current long
- term need would be if the parent company proceeded with a 505 D offering.

 Gam
Properties, Inc., would use about $500,000.00 to pay down mortgage debt. Otherwise, Gam Properties, Inc., is currently stable with its historical cash flow. Healthcare Resource Management, Inc., and Triad realty, Inc., are both currently inactive. Therefore, there has not been any analysis to consider long tern cash flow needs for either subsidiary.

The company also has a $50,000 bank
line of credit. The $50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%. (ie. If prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. As of December 31, 1999 there was $25,121 outstanding on this line of credit.

Triad Industries, Inc., has $ 2,416,387 in current assets including $ 43,236 in cash. The Company believes the $454,460 its holds in marketable securities, and the $ 1,202,095 in assets held for sale to be very liquid. The marketable securities can be converted to cash in under three days and the assets held for sale would take about a month. However, in the opinion of management there is a tremendous housing boom in Southern California. The tremendous housing boom in Southern California is relevant to the fact the assets held for sale have a historical cost of $1,202,095.This real property would be easier to convert to cash if necessary, due to the housing boom.

As of December 31, 1999 the financing on the Miramar Road Associate building has not completed. The Company holds $ 345,213 in accounts receivable. This is also highly liquid, however; this liquidity depends on the party the amount is due from. The tax impound account and income tax benefit are not liquid. The impound accounts includes property taxes paid on behalf of the assets held for sale. Due to the fact Triad Industries is a consolidated parent holding company Triad Industries, Inc. will use revenues from Miramar Road Associates, LLC, Gam Properties and RB Capital & Equities to satisfy Triads short- term cash requirements.

Results of Operations

     A summary of our balance sheet for the two years ended December 31, 1998, and 1999 are as follows: Triad Industries, Inc. (formerly RB Capital & Equities, Inc.)

                            Years Ending December 31,
                               1999        1998

Cash/Cash Equivalents      $   43,236         191
Other Current Assets        1,825,431     776,960
Other Assets                4,187,326     285,482
Total Assets                6,055,993   1,062,633

Current Liabilities         3,896,640      72,683
Other Liabilities                   -           -
Total Liabilities           3,896,640      72,683

Total Shareholders Equity   2,159,354     989,950
Total Liabilities and
Shareholders Equity         6,055,993   1,062,633

Summary of Revenue Statement

The following summarizes the results of the Companys operations for the two years ended December 31, 1998, and 1999.

                             Triad Industries, Inc.
                     (Formerly RB Capital & Equities, Inc.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                            Years Ended December 31,

                                  1999          1998

Revenue                        $964,324       650,883
Cost of Revenues                179,886       118,282
Net Revenues                    784,438       532,601
Operating Costs               1,238,468       220,607
Other Income & (Expenses)      (625,951)     (408,872)
Income (Loss) Before Taxes   (1,079,980)      (96,878)
Provision For Income                  -             -
Tax (Expense) Benefit           367,300        34,752
Net Income (Loss)              (712,680)      (62,126)
Loss or gain per share
Basic                              (.14)         (.09)
Diluted                            (.11)         (.00)



Plan of Operation

     Assuming present occupancy the real estate operation generates $58,000 per month or $696,000 as an annualized basis, the financial service business generates $700,000 per year and in 1999 the Company had real estate sales of $1,369,500. The properties had a cost of $ 1,407,859; therefore, there was a net loss on the property sales of $ (38,359). As of December 31, 1999 the Company had an accumulated earning deficit of $ 679,540. The Company expects losses arising from interest expense, depreciation, and amortization to decrease as properties are traded or sold. The Company is looking into the possibility of a sale of securities pursuant to Regulation D Rule 505 for $2,500,000. The use of these funds will be to reduce mortgage debt, additional properties, and provide working capital. The company has a $50,000 bank line of credit. The $50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%. (ie. If prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. As of December 31, 1999 there was $25,121 outstanding on this line of credit.

ITEM     3.       Description of Property

     Triad Industries, Inc., and its subsidiary RB Capital and Equities, Inc., occupy a leased 2500 square foot office located at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127 and Miramar Road Associates and Gam Properties, Inc., occupy an office of 470 square feet at 6920 Miramar Road, Suite 105, San Diego, CA 92121 as a property management and rental office. The Company owns and operates a 51,000 square foot commercial complex of four buildings on a 2.5 acres of land on a major thoroughfare at 6920 Miramar Road, in San Diego, CA. The building is 100% occupied and leased to forty-seven (47) tenants and generates approximately $48,000 per month in gross income. The Company also owns 4 apartment buildings located at : 4592 Bancroft Avenue, 2135-39 Grand Avenue, 3635 3rd Avenue, 2016-18 Balboa and 2015-17 Hornblend. All units are in the City of San Diego, Ca. and generate $10,000.00 per month in gross revenues, 2016-18 Balboa and 2015-17 Hornblend are one apartment building constructed back to back fronting on two different streets. There are two units on each street. All of the above mentioned property is in excellent rental condition. It is the intent of the Company to expand its real property portfolio by using equity securities. In regards to the Companies residential and commercial real estate holdings there are no limitations that have been set by the companies management as to any limitations on the percentage of assets which maybe invested into any one investment, or type of investment. This policy may be changed without a vote of the companys shareholders. It is the intent of the Company to acquire these properties primarily for capital appreciation. In the opinion of management all the properties the Company owns are adequately covered by insurance and are in excellent rental condition.

     Gam Properties, Inc., is not experiencing heavy competition in the residential realty rental business due to low rental vacancys an active residential rental market in San Diego. Gam Properties, Inc. is currently 100% occupied.

Property

2135-39 Grand Ave.
Tri-plex (three 2 bedroom, one bath units)
Square Footage: 2,050
Interest Rate: 7.36%
Cost: $355,350
Debt: $233,935
Income per year: $10,300 per unit
Rate Per Square Foot: $1.25 per square foot/ per month
Payment Monthly: $1,630
Principal: $192
Interest: $1,438
Taxes: $3,602 per year
100% occupied

4952 Bancroft Ave.
7 units (four 2 bedroom, one bathroom units and three 1 bedroom, one bathroom units)
Square Footage: 3,950
Interest Rate: 6.875%
Cost: $390,000
Debt: $264,099
Income per year: $6,917 per unit
Rate Per Square Foot: $1.02 per square foot/ per month
Payment Monthly: $2,019
Principal: $478
Interest: $1,541
Taxes: $2,138 per year
100% occupied

3635 3rd Ave.
condo (2 bedroom, one bathroom)
Square Footage: 900
Interest Rate: 10.25%
Cost: $180,000
Debt: $113,004
Income per year: $12,600
Rate Per Square Foot: $1.17 per square foot/ per month
Payment Monthly: $875
Principal: $ -
Interest: $875
Taxes: $1,514 per year
100% occupied


2016-18 Balboa
2015-17 Hornblend *
4 units (one bedroom, one bathroom)
Square Footage: 1,800
Interest Rate: 7.33%
Cost: $420,000
Debt: $307,908
Income per year: $8,925 per unit
Rate Per Square Foot: $1.65 per square foot/ per month
Payment Monthly: $1,885
Principal: $219
Interest: $1,666
Taxes: $3,840 per year
100% occupied


*This is one apartment building. The building has four units built back to back; therefore, there are two units on each street.

     These properties are held for sale, therefore; they are not depreciated.

     The total of the 15 apartments are rented to 15 people are rented on a month to month basis and are fully occupied. The mortgages on all of the properties are fully amortized. The above mentioned properties are all located in San Diego, California.

Commercial Property

     The company owns a fifty one thousand square foot commercial building located at 6920 6910 A & B and 6914 Miramar Rd, San Diego, California. There are forty-seven tenants leased on a standard commercial basis. There are 47 tenants who occupy the building. There are 5 material leases that occupy 23,515 square feet or 46% of the building and contribute to 47% of the rental income per month.

Tenant                       Square Footage       Annual Rent   Lease Exp. Date
Del Mar Imaging                  3,219            $28,211               1/30/03
Robins Research                  8,095             82,556               8/30/01
Training Directions              7,327             74,724               7/31/02
American Dream Invitations       1,946             21,012               7/14/02
Quki Lube                        3,224             61,116               8/30/05

Projected Annual Income       $576,000
Projected Service Fees         360,780
Taxes                           16,788
Rental Rate Per Square Foot                             .94

                                                              Mortgages

                         Interest Rate   Principal   Note Due Date   Mo.Payment
First Trust Deed 2/2000*       13%      $1,800,000   5/13/01           $27,000
Second Trust Deed 10/1999*     12%         380,000   7/13/00             3,800
Third Trust Deed*              13%         315,000   11/13/00            3,412
Forth Trust Deed*              14%         259,000   7/15/00             3,022
Fifth Trust Deed*              14%          28,500   6/10/00               333
                                                                    $2,782,500
     *All of the notes on the above mentioned Miramar Road property are paid interest only monthly. These said notes are all due in their entirety on the due date.

     Miramar Road Associates. LLC., is not experiencing heavy competition due to the low commercial vacancy rate in San Diego. The building is actually over 100% occupied. The building is over occupied because tenants are renting roof space for communication devices. The Miramar Road building is depreciated. The federal tax basis for this depreciation is $3,067,619, the federal tax rate for depreciation is .017, and the depreciation method used is MACRS (Modified Accelerated Cost Recovery System) . The useful life of the property is deemed to be 31.5 years for tax purposes. The table below sets forth the lease expirations of the commercial property for the next ten years. Five tenants: (1) Training Directors, (2) Quiki Lube, (3) Robins Research (4) Del Mar Design and (5) All County Dist. occupy 39% of the building and contribute 38% of the rental revenue with 36 other tenants inhabiting the rest of the building, including the rental office*. There are actually 48 suites in the building, with some leases occupying more than one suite.

     The table below sets forth the lease expirations of the commercial property for the next ten years.

Year  # of Tenants  Sq. Feet     Annual Rent      % of Annual Rent

2000         29     29,612       $351,791           65%
2001          6      7,301         86,736           16
2002          2      1,385         16,454            3
2003          1      3,219         28,211            5
2004          1        980         11,642            2
2005          1      3,224         61,116           11

* the rental office is not included in this calculation

     In regards to the Companies residential and commercial real estate holdings there are no limitations which have been set by the companies management as to any limitations on the percentage of assets which maybe invested into any one investment, or type of investment. This policy may be changed without a vote of the companys shareholders. It is the intent of the Company to acquire these properties primarily for capital appreciation.

     In the opinion of management all the properties the Company owns are adequately covered by insurance and are in excellent rental condition.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of December 31, 1999, with respect to each director and officer and management as a group and any holder owning more than 5% of the outstanding common stock.

Name and Address    Position          Title of        Amount of      Percentage
                                      Class           Shares

Gary DeGano         President/        Common           190,000           3%
819 Nantasket Court  Director
San Diego, CA 92109

Linda M. Bryson     Vice President    Common          240,000            4%
9980 Scripps Vista Way #96 Director
San Diego, CA 92131

Michael Kelleher      Secretary       Common          150,000            2%
5209 Hewlett Drive    Treasurer
San Diego, CA 92115   Director

James B. Crowell      Director        Common          165,723            3%
PO Box 15711
Long Beach, CA 90815





Terry Worthylake      Director        Common          199,362            3%
4440 North Rancho Drive
Suite 170
Las Vegas, NV

Dave Czoske           Director        Common          50,000             1%
6920 Miramar Road
Suite 102
San Diego, CA 92121

Management as a Group                                 995,085            16%

American Health Systems, Inc.                         1,120,000
                                                                        17.5%
46 Corporate Park
Suite 100
Irvine, CA 92606

     The above figures are based on 6,403,418 shares of common stock issued and outstanding as of December 31, 1999.

     As of December 31, 1999 there were no shares of common stock owned by beneficial owners and management that were subject to options, warrants, preferred stock or other convertible securities exercisable within 60 days.

     To the best of  management s knowledge the above  disclosure  complies with
Section 16(a) of the exchange act.

ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

Name and Address            Age      Position

Gary DeGano                  59   President/Director
819 Nantasket Court               President Triad Realty
San Diego, CA 92109



Linda M. Bryson              41   Vice President/Director
9980 Scripps Vista Way #96        President RB Capital
San Diego, CA 92131



Michael Kelleher             25   Secretary/Director
5209 Hewlett Dr                   Controller
San Diego, CA 92115


Dave Czoske                  56   Director
6920 Miramar Road                 President, GAM Properties, Inc.
Suite 100
San Diego, CA 92121


James B. Crowell             60   Director
PO Box 15711                      President, HRM, Inc
Long Beach, CA 90815

Terry Worthylake             64   Director
4440 North Rancho Drive
Las Vegas


     The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company. The directors and executives above do not have employment agreements or contracts.

Gary DeGano, President Mr. DeGano is currently the President, CEO and Director of Triad Industries, Inc., a publicly traded Nevada Corporation that functions in the real estate business and financial service industries. Mr. DeGano also serves as President and manger of Miramar Road Associates, LLC., which owns and operates a 51,000 square foot office facility in San Diego, CA. Mr. DeGano has served as its President and manager since 1999. From 1996 to the present Mr. DeGano has worked for RB Capital and Equities, Inc. He has served for over twenty-six years in the mortgage banking, escrow and real estate finance industries. Co-founded a full service mortgage banking firm that provides sources of real estate loan funding to builders, mortgage brokers, and the general real estate sales community, directly responsible for developing programs, processing and quality control systems, loans servicing and foreclosures. President and Chief Executive Officer of Sun Harbor Financial Resources, a publicly held holding company that owned a mortgage banking firm and directed real estate escrow transactions from 1985 to 1994. He attended Ohio State University obtaining a FNMA underwriter designation. Mr. DeGano currently serves as a director of American Electric Automobile, Inc. American Electric Automobile, Inc., is not affiliated with Triad Industries, Inc.

     Linda M. Bryson, Vice President Ms. Bryson has been the President of RB Capital and Equities, Inc., (a subsidiary of Triad Industries, Inc.) from 1997 to present. Also, since 1994 to the present Ms. Bryson has been Vice President of Bellissima Day Spa, an 11,000 square foot full service spa and salon. Ms. Bryson studied Human Resources and accounting at Santa Monica College and UCSD.

Michael Kelleher, Secretary/Treasurer Mr. Kelleher received his BS in accounting from San Diego State University in June of 1997. Commencing February 1997 to current Mr. Kelleher has served as the Secretary/Treasurer of RB Capital and Equities, a corporation in the financial services field and the President of Escondido Capital, Inc., an investment corporation. From 1997 to current he served as the President of Escondido Capital, Inc., an investment corporation. Since March of 1999, Mr. Kelleher has also served as the Chief Financial Officer and as a director of Triad Industries, Inc., a publicly traded company. Mr. Kelleher also serves as a financial consultant to a number of private clients.


Dave Czoske, Director Mr. Czoske has served as President of Gam Properties, Inc. since 1998. As the President of Gam Properties he is responsible for the day to day operations of commercial properties, and negotiating and enforcing leases. He has more than 15 years experience in the real estate business. From 1993 until 1998 he was the Manager of Gam Properties, Inc. His responsibilities with Gam Properties beyond the day to day operations include advertising and showing properties, negotiating leases as well as all maintenance for several residential and commercial properties.


James B. Crowell, Director Mr. Crowell is the president of HRM since 1997. Since 1999 he has served as the President of American Health Systems, Inc. Currently, this company is in the process of reorganization. Mr. Crowell, since 1999, has served as the President of HRM. He successfully negotiated the sale of the company to Triad Industries. From 1996 until 1998 he served as the Vice President and Chief Operating Officer of Interstate Care Systems, Inc. He was responsible for the business operations of developing a Physician Practice Management and Consulting Company. He has also served as a Director, Vice President and COO of Med-Search, Inc. As COO he was responsible for the day to day operations of a Southern California IPA that contracted with 8 managed care organizations. Mr. Crowell has a Ph.D. in Healthcare Administration, an MBA in Finance and his BA in Political Science.

Terry Worthylake, Director Mr. Worthylake is chairman of HRM since 1997. Prior to the formation of HRM, he served as a Director and President of Med-Search, Inc., a public company, that acquired and managed medical practices, and IPAs. The Company contracted with 8 HMOs and several PPOs through a network of over 1500 physicians. Mr. Worthylake is a director of Triad Industries since March of 1999. Mr. Worthylake served as President of Interstate Care Systems from 1987 to 1993 when the Company was acquired by Med-Searhc. Mr. Worthylake has a MBA in Healthcare Management and a BA in Economic.

ITEM     6.       Executive Compensation

         Gary DeGano
         Mr. DeGano receives $50,000 per year.

         Linda M. Bryson
         Ms. Bryson receives $40,000 per year.

         Michael Kelleher
         Mr. Kelleher receives $30,000 per year.


         Dave Czoske
         Mr. Czoske receives $20,000 a year.

         James B. Crowell
         Mr. Crowell receives ten (10) percent of the profit participation of HRM, Inc.

     Gary DeGano, Linda Bryson and Michael Kelleher are paid cash monthly by RB Capital and Equities, Inc. Dave Czoske is paid cash monthly by Gam Properties, Inc., and Jim Crowell is paid cash by Healthcare Resource Management, Inc., only if there is an operating profit. Directors receive $12,000 per year paid by Triad Industries, Inc., payable in stock, paid quarterly, plus expenses for attending meetings.


         Name
         And                                                Restricted
         Principal                                           Stock          all
         Position          Year        Salary        Awards  compensation  other

         Gary DeGano       1999        $50,000     $6,000     $25,000
         President         1998         36,000     25,000

         Linda M. Bryson   1999         40,000      4,800
         Vice President    1998         40,000     25,000

         Michael Kelleher  1999         30,000      3,600
         Secretary         1998         30,00      25,000

         Dave Czoske       1999         20,000      2,400
         Director          1998           -           -

         James Crowell     1999           -                   1,000
         Director          1998           -           -

   Mr. DeGano received $25,000 as compensation for a finders fee for the sale of Chase Avenue real estate holding. The $6,000 in restricted stock awards for service for the year ended December 31, 1999 and is comprised of 100,000 shares of common stock at $.06. Miss. Bryson received $4,800 in restricted stock awards for services for the year ended December 31, 1999, which is comprised of 80,000 shares of common stock at $.06. Mr. Kelleher received $3,600 in restricted stock awards for services for the year ended December 31, 1999, which is comprised of 60,000 shares of common stock at $.06. Mr. Czoske received $2,400 in restricted stock awards for services for the year ended December 31, 1999, which is comprised of 40,000 shares of common stock at $.06. Mr. Crowell received $1,000 in restricted stock awards for services for the year ended December 31, 1999, which is comprised of 16,666 shares of common stock at $.06. The directors and executives above do not have employment agreements or contracts.

ITEM     7.       Certain Relationships and Related Transactions


     Mr. Crowell and Mr. Worthylake received 112,500 shares each of Triad Industries, Inc. due to their prior stock holdings of Healthcare Resource
Management, Inc., stock through the reverse merger. The remaining 3,218,798 common shares were issued to shareholders of RB Capital and Equities, Inc., and Healthcare Resource Management, Inc. The shares of Healthcare Resource Management, Inc. became Triad Industries, Inc. on March 15, 1999 as a Special Meeting of Shareholders where the company approved an amendment to the Articles of Incorporation changing Healthcare Resource Management, Inc. name to Triad Industries, Inc. in conjunction with the RB Capital and Equities recapitalization. The following officers and directors of RB Capital and Equities, Inc., received common shares of Triad Industries, Inc., (formerly RB Capital & Equities, Inc.) in exchange for common shares they owned in RB Capital and Equities, Inc., for the March 15, 1999 recapitalization between RB Capital & Equities, Inc. and Healthcare Resource Management, Inc. Gary DeGano, Linda Bryson, Michael Kelleher, and Dave Czoske received shares in Triad Industries, Inc., formerly RB Capital and Equities, Inc.) due to the fact they owned shares in RB Capital and Equities, Inc., when the recapitalization took place.


                   Number of
                     Shares
Gary DeGano        156,450
Linda M. Bryson    180,000
Michael Kelleher   132,900
Dave Czoske         10,000

     Gary DeGano, Linda Bryson, Michael Kelleher, and Dave Czoske only received shares in the recapitalization of RB Capital & Equities due to the fact that they held stock prior to the recapitalization. These shares were in no way issued in conjunction with the transaction. This was merely just a stock for stock swap, which occurred with all the other shareholders of the Company at the recapitalization date. At the date of the recapitalization the stock had a market price of $.625 per share. The shares of Healthcare Resource Management, Inc. became Triad Industries, Inc. on March 15, 1999 at a Special Meeting of Shareholders where the company approved an amendment to the Articles of Incorporation changing Healthcare Resource Management, Inc. name to Triad Industries, Inc. and approving a reverse capitalization with RB Capital and Equities. American Health Systems, Inc., received a note for $1,400,000 from RB Capital and Equities, Inc., for the purchase of Miramar Road Associates, LLC. and Gam Properties on February 26, 1999. After the March 15, 1999 reverse merger the note was retired by issuing 700,000 shares of $1.00 preferred stock of Triad Industries, Inc., and by issuing 373,333 shares of RB Capital & Equities, Inc., common stock, prior to the March 15, 1999 recapitalization. This stock became 1,120,000 shares of Triad Industries, Inc. common stock after the three for one (3:1) forward split that occurred in conjunction with the recapitalization. Therefore, in all the transactions American Health Systems received $1,400,000 in securities from Triad Industries (700,000 shares $1.00 preferred and 1,120,000 of common stock) in exchange for $1,400,000 in equity Triad
Industries, Inc. has in Miramar Road Associates and Gam Properties. Triad Industries, Inc., is a holding company with no operations of its own.

  The
directors of the company have agreed informally that the subsidiaries will provide monetary distributions to the parent company on an as needed basis. Triad Industries, Inc. will use revenues from Miramar Road Associates, LLC, Gam Properties and RB Capital & Equities to satisfy Triads short term cash requirements. Triad Industries, Inc., is involved in a management contract with RB Capital and Equities, Inc., a subsidiary. The agreement calls for a $7,500 a month payment to RB Capital and Equities, Inc., for management services. Included in the management contract are fees for investor relations, office space, secretarial work, telephones, meeting rooms and accounting. The monthly fee currently is being accrued, until the companys subsidiaries are fully operational. At that time the operating subsidiaries will make cash contributions to the parent holding company. The directors of the company have agreed informally that the subsidiaries will provide monetary distributions to the parent company on an as needed basis.

The above  transactions  are no more
favorable to Triad or its subsidiaries than these transactions would be at arms length. This is due to the fact that for stock transactions management uses the fair market value of the companys securities or the fair market value of the services rendered to determine the fair value of the above mentioned transactions.

ITEM     8.       Description of Securities

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,256,716 were issued and outstanding as of December 31, 1998. These shares were reversed on a 1:10 basis on March 15, 1999. 5,593,822 shares of common stock were issued and outstanding on March 31, June 30, and September 30, 1999. 6,403,418 shares of common stock were outstanding as of December 31, 1999. In addition, the corporation is authorized to issue 10,000,000 shares of preferred stock par value $1.00 that may be issued in series at stated value, of which zero were issued as of December 31, 1998 and March 31, 1999. 700,000 shares were issued and outstanding as of June 30, 1999 and September 30, 1999. As of December 31, 1999 there were 850,000 shares of preferred stock issued and outstanding. AS of December 31, 1999 there were 487 shareholders of record. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable. There are no provisions in Triad Industries, Inc., charter or bylaws that would prevent, delay or defer a change in control. Gary DeGano, Linda Bryson, Michael Kelleher, and Dave Czoske received shares in Triad Industries, Inc.,(formerly RB Capital and Equities, Inc.) because they owned shares in RB Capital and Equities, Inc., when the reverse merger transaction took place. As of December 31, 1999 there are no warrants outstanding. The only convertible securities outstanding is 850,000 shares of Preferred Stock which convert on a two for one basis. No common stock has been proposed to be offered publicly by the Company. The preferred stock is
(1) non- voting stock, (2) convertible at the second anniversary from issuance on a two for one (2:1) basis to common stock, (3) has a preference over common stock to be paid $1.00 per share as a preferential liquidation.





                                     PART II

ITEM 1. Market Price of and Dividends on the Registrants Common
 Equity and Other Shareholder Matters

The shares of Triad Industries, Inc., the Registrant, trade on the NQB Electronic Pink Sheets under the symbol TRDD with a Standard and Poors Cusip
# 89579C 10 7. As of December 31, 1999 there were 487 shareholders of record. The recent high bids and low bids, from the National Quotation Bureau, were:

                      Low               High
March 31, 1999       $     .25$     .75
June 30, 1999        $     .18$     .25
September 30, 1999   $     .12$     .25
December 31, 1999    $     .06$     .1875

         There are eight broker-dealers listed as traders of the Company stock.

Frankel Securities         Paragon Securities
Hill-Thompson Securities   Equitrade Securities
Myerson Securities         Sharpe Securities
Nabe Securities            Wein Securities

These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions

     The Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended (the Exchange
Act), commonly referred to as the penny stock rule. Section 15(g) sets forth-certain requirements for transactions in penny stocks and title 15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation from the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability to shareholders to sell their shares. As of December 31, 1999 there are no warrants outstanding. The only convertible securities outstanding are 850,000 shares of Preferred Stock that convert on a two for one basis. No common stock has been proposed to be offered publicly by the Company

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     The Company is not a part of any material pending legal proceedings and no such action by, of to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc.,case number 729554, is named in a lawsuit regarding the sale of property by others and in managements opinion the lawsuit does not directly effect Gam Properties, Inc. Former owners of Gam Properties, Inc are defending the lawsuit. Gam Properties, Inc., was named in a lawsuit filed together with other parties on April 2, 1999 in the Judicial District of San Diego, California. The principal parties to the litigation were as follows:


         Plaintiffs:
         Manuel Zambrana and Mary Zambrana

         Defendants:
Amresco Management, Inc., ATF for RTC Mortgage Trust 1994 N2 and State Street Bank and Trust Company, Chicago Title Company, John Franco, Global Funding Corporation, Global Home Lending, Inc., Michael H. DeDemenico, Kathleen DeDemenico, Gam Properties, Inc., and Greenland Corporation.
     The proceeding was pending in the Superior Court of California, County of San Diego, Central Court. On October 15, 1999 the proceedings for this lawsuit began. The principal parties in the case are Manuel and Mary Zambrana (the plaintiffs) and Amresco Management, John Franco, Michael H. de Domenico, Greenland Corporation, and Gam Properties, Inc., (the defendants). The plaintiffs purchased property from Gam Properties, Inc., at 4027 31 Hamilton Street, San Diego, CA., for a purchase price of $260,799.52. This purchase took place prior to Gam Properties, Inc., being acquired by the issuer. The plaintiffs alleged that some of the defendants named, other than Gam Properties, Inc., induced the plaintiffs to purchase securities in a public company other than the issuer as well as accepting large amounts of cash from the plaintiffs. The relief sought by the plaintiffs was approximately $210,000.00. Subsequent to lengthy interrogations by some of the defendants, which included Gam Properties, Inc., the case was dismissed with prejudice for lack of merit, on March 20, 2000.

ITEM     3.       Changes in and Disagreements with Accountants

     Triad Industries, Inc. former auditors Jones, Jensen and Co. were dismissed as of March 31, 1999. In the past two years the accountants report on the financial statements did not contain an adverse opinion, disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. There was also no disagreement in any way with the former accountant. The decision to change accountants was recommend and approved by the companys Board of Directors. The companys new accountant is Armando C. Ibarra CPA. Armando C. Ibarra CPA, was engaged on April 1, 1999. Armando C. Ibarra CPA was not consulted in any matters before being fully engaged.

ITEM     4.       Recent Sales of Unregistered Securities

     On October 17, 1997 the Company issued 5,000 shares of common stock to Michael Kelleher, Linda Bryson, and Kevin Smith for services at $.50 per share. These shares were issued under 4(2) of the 1933 Securities Act. These shares bear a restrictive legend. On December 22, 1997 the Company issued 44,300 shares of common stock to Mandarin Overseas Company, Ltd. These shares were issued for services at $.62 per share. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act. On December 22, 1997 the Company issued 88,600 shares of common stock to Centro Americana de Comercializacion, S.A. These shares were issued for services at $.62 per share. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act. As of December 31, 1997 the Company had 779,843 shares of common stock issued and outstanding. On June 17, 1998 the Company issued 4,400 shares of common stock to Donner Investment Corporation at $.30 per share, in exchange for securities. These shares are issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend. On June 17, 1998 the Company 20,000 shares of common stock to Escondido Capital, Inc. at $2.70 per share, in exchange for securities. These shares are issued under Section 4(2) and 4(6)of the 1933 Securities Act. On June 17, 1998 the Company issued 5,000 shares of common stock to Canyon Capital, Inc. at $.25 per share, in exchange for securities. These shares are issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend. On June 17, 1998 the Company issued 10,160 shares of common stock to Royal Crest Investment at $1.00 per share, in exchange for a note payable. These shares are issued under
Section 4(2) and 4(6) of the 1933 Securities Act. On June 17, 1998 the Company issued 45,000 shares of common stock to Global Investment Network at $1.00per share, in exchange for securities. These shares are issued under Section 4(2) and 4(6) of the 1933 Securities Act. Donner Investment Corporation, Escondido Capital, Inc., Royal Crest Investment, and Global Investment Network, Inc., are accredited investors. On June 30, 1998 the Company issued 100,000 shares of common stock for services at $1.00 per share. Michael Kelleher, Gary DeGano, Linda Bryson, and Kevin Smith each received 25,000 shares. These shares were issued under Section 4(2) of the 1993 Securities Act and bear a restrictive legend. On November 4, 1998 the Company issued 125,000 shares of common stock to Todd Smith at $.50 per share for a stock subscription receivable. These shares were issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend. On December 31, 1998 the Company issued 6,250 shares of common stock to Trans Caribe Investors at $1.00 per share for a note payable. These shares were issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend. On December 31, 1998 the Company issued 20,253 shares of common stock to Escondido Capital at $1.00 per share for management fees. These shares were issued under Section 4(2) and (6) of the 1933 Securities Act. On December 31, 1998 the Company issued 20,162 shares of common stock to Donner Investment at $1.00 per share for a note payable. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act. On December 31, 1998 the Company issued 75,000 shares of common stock to Robert Bryson at $.62 per share for securities. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act. As of December 31, 1998 the Company has 1,211,068 shares of common stock issued and outstanding. On March 15, 1999 the Company issued 525,668 shares of common stock to the shareholders of Healthcare Resource Management, Inc., a trading public Company in compliance with the agreement and plan of reorganization. These shares were valued at $.03 per share based on the equity value of the Company. These shares were issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend. On March 15, 1999 the Company issued 313,942 shares of common stock to three entities at $.625 per share for services rendered in conjunction with the reverse acquisition. 136,500 were issued to Terry L. Worthylake, 134,723 shares to Golden Dolphin Investments, LLC. and 42,719 shares were issued to Retirement Centers International. These shares were issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend. On March 15, 1999 the Company issued 373,333 shares of common stock to the shareholders of Gam Properties, Inc., these shares rolled forward on a 3 for 1 basis and became 1,120,000 shares of common stock. The shares were valued at $.625 per share. These shares were issued under Section 4(2) of the 1932
Securities  Act and were for the  cancellation  of a note  payable  to  American
Health Systems for the Gam Properties, Inc. purchase. On March 15, 1999 the Company issued 700,000 shares of preferred stock as payment of a note payable to American Health Systems, Inc. for the purchase of a 99% interest in the Miramar Road Associates, LLC. The shares were valued at $1.00. The shares were issued under section 4(2) of the 1933 securities act. In December of 1999 the Company issued 320,000 shares of common stock for debt. 160,000 were issued to Antal Markus and Global Investment Network. These shares were valued at $.22 per share. The shares were issued under Section 4(2) of the Securities Act of 1933 and bear a restrictive legend. On December 31, 1999 the Company issued 489,600 shares of common stock at $.06 per share to officers, directors, employees and consultants for services. The shares were issued to the following people:

                                    Gary DeGano               100,000
                                    Linda Bryson              80,000
                                    Michael Kelleher 60,000
                                    David Czoske              40,000
                                    James Crowell             16,666
                                    Katie Richards            34,000
                                    Earl Steward              34,000
                                    Tracey Peterson           41,600
                                    Robert Bryson             100,000

     These shares were issued under Section 4(2) of the Securities Act of 1933 and bear a restrictive legend.

         No securities were sold under the proposed Regulation D offering.



ITEM     5.       Indemnification of Directors and Officers

     The By-laws of the Company provide for indemnification of the Companys Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in such Act and is therefore unforceable.

Transfer Agent

     The transfer agent and registrant of the Company is Signature Stock Transfer 14675 Midway Road, Suite 221, Dallas, TX 75244.



                                                              PART F / S

     The Companys financial statements for the fiscal year ended December 31, 1999 have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountant, December 31, 1998 and 1997 have been examined to the extent indicated in their reports by HJ Associates (formerly Jones Jensen) and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to
Item 15 of this Form 10-SB.


ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. *Articles of Incorporation Triad Industries, Inc., formerly Healthcare Resource Management, Inc., formerly International
              Telescript, Inc.

B.       *Amendments

C.       *By-Laws

D.       Acquisition Agreements

E.       Financial Statements
              December 31, 1998  Gam Properties, Inc. .
              December 31, 1997, 1998 and Pro Forma RB Capital and Equities, Inc.
              December 31, 1998  Miramar Road Associates, LLC.
              December 31, 1999  Triad Industries, Inc., formerly
Healthcare Resource Management, Inc.

F.       Subsidiaries
1.       RB Capital and Equities
a.       *Articles of Incorporation

2.       Gam Properties, Inc.
a.       *Articles of Incorporation

3.       Miramar Road Associates
a.       *LLC

4.       HRM, Inc.
a.       *Articles of Incorporation

5.       Triad Realty Corporation
a.       *Articles of Incorporation

G.       Financial Data Schedule

              1.  December 31, 1999                  Triad Industries, Inc.
              2.  December 31, 1998                  Triad Industries, Inc.



         *Previously filed.







                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



TRIAD INDUSTRIES, INC.
(Registrant)




Date: March 20, 2001 By:/S/ Gary DeGano
Gary DeGano, President


By:/S/ Linda M. Bryson
Linda M. Bryson, Vice President,



By:/S/ Michael Kelleher
Michael Kelleher, Secretary